Exhibit (e)(9)

Mr. Andy Sherman

CNET Networks, Inc.

235 Second Street

San Francisco, CA 94105

Re:	Payment in Connection with Merger

Dear Andy:	May 30, 2008

CBS Corporation (“CBS”), Ten Acquisition Corp., and CNET Networks, Inc. (“CNET” of the “Company”) have entered into an Agreement and Plan of Merger, dated as of May 15, 2008 (the “Merger Agreement”), providing for the acquisition of the Company by CBS pursuant to a tender offer (the “Offer”) and a subsequent merger of Ten Acquisition Corp. with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of CBS. You currently are party to a Severance Agreement, dated as of February 14, 2008, with the Company (the “Existing Agreement”). The purpose of this letter agreement is to set forth the terms surrounding your right to receive a lump sum cash amount, in an amount and subject to such terms and conditions as set forth below, in connection with the Merger.

1. Payment in Connection with Merger. You agree to continue your employment with the Company under the current terms and conditions thereof, including the terms of the Existing Agreement, until the Effective Time (as defined in the Merger Agreement) of the Merger. In addition, you and the Company agree that neither the consummation of the Offer nor the Merger shall constitute Good Reason under the Existing Agreement; provided, that if the Company terminates your employment without Cause or if you terminate your employment for Good Reason other than as a result of a change in control (as defined in the Existing Agreement) prior to the Effective Time, this letter agreement shall terminate as of such date of termination of employment and any rights you may have shall be governed by the Existing Agreement. As consideration for the above, you shall receive $260,000 plus an additional amount equal to a pro-rata portion of your annual bonus for the year in which the Effective Time occurs, pro-rated based on the number of completed days of such year prior to the Effective Time (the “Payment”), to be paid as soon as practicable following the Effective Time.

2. Existing Agreement. Except as otherwise provided in this paragraph 1 of this letter agreement, the Existing Agreement will remain in full force and effect in accordance with its terms.

3. California Law, Etc. You agree that this letter agreement shall be governed by the laws of the State of California applicable to contracts entered into and performed entirely therein.

4. No Implied Contract. The parties intend to be bound only upon execution of a written agreement and no negotiation, exchange of draft or partial performance shall be deemed to imply an agreement.

5. Entire Understanding. This letter agreement contains the entire understanding of the parties hereto relating to the subject matter contained in this letter agreement, and can be changed only by a writing signed by both parties.

6. Void Provisions. If any provision of this letter agreement, as applied to either party or to any circumstances, shall be found by a court of competent jurisdiction to be unenforceable but would be enforceable if some part were deleted or the period or area of application were reduced, then such provision shall apply with the modification necessary to make it enforceable, and shall in no way affect any other provision of this letter agreement or the validity or enforceability of this letter agreement.

7. Payment of Deferred Compensation- 409A. The intent of the parties is that the Payment comply with Code Section 409A and, accordingly, to the maximum extent permitted, this letter agreement shall be interpreted to be in compliance therewith. In no event whatsoever shall CBS be liable for any tax, interest or penalties that may be imposed on you by Code Section 409A or any damages for failing to comply with Section 409A. You acknowledge that you have been advised to obtain independent legal, tax or other counsel in connection with Code Section 409A, and you acknowledge that your decision to enter into this letter agreement is based on consultation with such counsel.

8. Arbitration. If any disagreement or dispute whatsoever shall arise between the parties concerning this letter agreement (including the documents referenced herein), the parties hereto agree that such disagreement or dispute shall be submitted to arbitration before the American Arbitration Association (“AAA”), and that a neutral arbitrator will be selected in a manner consistent with its Employment Arbitration Rules and Mediation Procedures (“Rules”). Such arbitration shall be confidential and private and conducted in accordance with the Rules. Any such arbitration proceeding shall take place in San Francisco before a single arbitrator (rather than a panel of arbitrators). The parties agree that the arbitrator shall have no authority to award any punitive or exemplary damages and waive, to the full extent permitted by law, any right to recover such damages in such arbitration. Except as may be required by law, each party shall bear its respective costs (including attorney’s fees, and there shall be no award of attorney’s fees). Judgment upon the final award rendered by such arbitrator, after giving effect to the AAA internal appeals process, may be entered in any court having jurisdiction thereof.

9. Counterparts. This letter agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but which all of which together will constitute one and the same agreement.

If the foregoing correctly sets forth our understanding, please sign, date and return four (4) copies of this letter agreement to the undersigned for execution on behalf of CBS and CNET; after this letter agreement has been executed by CBS and CNET and a fully-executed copy returned to you, it shall constitute a binding agreement between us.

Very truly yours,

CBS CORPORATION

By:	/s/ Louis J. Briskman
Name:	Louis J. Briskman
Title:	Executive Vice President and General Counsel

CNET NETWORKS, INC.

By:	/s/ Neil Ashe
Name:	Neil Ashe
Title:	Chief Executive Officer

ACCEPTED AND AGREED:

/s/ Andy Sherman
Andy Sherman

Dated:	5/30/08

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